Exhibit 99.1

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

31st August 2016

Results for announcement to the market

Preliminary Final Report of

Mission NewEnergy Limited

for the year ended 30 June 2016

ABN 63 117 065 719

This Preliminary Final report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period:	Year ended 30 June 2016

Previous Corresponding Period:	Year ended 30 June 2015

This report should be read in conjunction with the most recent annual report.

Mission NewEnergy Limited

For the Year Ended 30 June 2016

Revenue and Net Profit/(Loss)

		Percentage		Amount
		Change		$
		%
Revenue from ordinary activities	Down	99%	to	41,960

EDITDA	Down	137%	to	-2,217,694

Profit/(loss) from ordinary activities after tax attributable to members	Down	153%	to	-2,218,538

Net profit/(loss) attributable to members	Down	108%	to	-2,328,545

Net Tangible Assets Per Security	2016 $ per share	2015 $ per share
Net tangible asset per security	0.12	0.2

Dividends (Distributions)

Franked
	Amount per	amount per
	security	Security

Final dividend	Nil	Nil

Interim dividend	Nil	Nil

Record date for determining entitlements to the dividend:	N/A	N/A

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

Summary of results

Sales revenue amounted to $NIL (2015: $NIL) and other income for the Group amounted to $41,960 (2015: $7,270,759). Net cash (used)/generated in operating activities was ($2,077,633) (2015: $391,464). The net (loss)/profit of the Group amounted to ($2,328,545) (2015: $28,357,244). In 2015 the Group had a gain from discontinued operations, where the gain was primarily driven by the reversal of a prior period impairment of refineries upon the sale of that refinery.

Review of Operations

Biodiesel Refining

The Companies fully owned Malaysian subsidiary, M2 Capital Sdn Bhd (M2 Capital) has a 20% share of FGV Green Energy Sdn Bhd, a company that owns and is in the process of retrofitting a 250,000 tpa refinery at Kuantan port, east coast Malaysia, with “ENSEL®” technology, to be able to produce biodiesel from low quality vegetable oil. The other stakeholders in this company are Felda Global Ventures Downstream Sdn Bhd (“FGVD”), a subsidiary of Felda Global Ventures Holdings Berhad, and Benefuel International Holdings S.A.R.L (Benefuel).

During the financial year, the Company announced that the ongoing dispute with KNM Process Systems Sdn Bhd (KNM) had been amicably settled. The material terms of the settlement are that Mission will pay to KNM A$4m, being the amount put aside by Mission upon the sale of Mission’s 250,000 tpa refinery in February 2015, pursuant to a consent order agreed to by Mission and KNM earlier. Both parties have agreed to withdraw all other claims and counter claims and will discontinue all legal actions against each other

Capital Markets and Funding

There have been no Capital Market matters undertaken during the current financial year.

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2016

	Note	2016	2015
		$	$
Sales revenue	2	-	-
Other income	2	41,960	7,270,759
Total revenue		41,960	7,270,759
Director and Employee benefits expense		(1,090,634)	(1,574,264)
Net foreign exchange (losses)/gains		(339,576)	3,240,119
Consultants’ expenses		(9,301)	(16,333)
Impairment reversal / (impairment)		-	(671,660)
Shareholder expenses		(28,645)	(67,589)
Travel expenses		(188,092)	(175,320)
Rental expenses		(17,039)	(10,136)
Other expenses		(586,192)	(1,985,187)
Depreciation and amortisation expenses		(175)	(2,874)
Finance Cost – amortisation		-	(944,123)
Finance Costs		-	(870,703)
Profit/(Loss) before income tax		(2,217,694)	4,192,689
Income tax (expense)/benefit		(844)	(5,497)
Net Profit /(Loss) before non-controlling interest		(2,218,538)	4,187,192
Share of net (loss)/profit of associate accounted for using the equity method		(110,007)	37,510
Gain for the year from discontinued and deconsolidated operations		-	24,132,542
(Loss)/Profit for the year		(2,328,545)	28,357,244
(Loss)/Profit is attributable to:
Owners of Mission NewEnergy Ltd		(2,328,545)	28,357,244
Non-controlling interests		-	-
		(2,328,545)	28,357,244

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	8	(0.06)	0.13
Diluted (loss)/earnings per share (dollars)	8	(0.06)	0.13

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	8	(0.06)	0.91
Diluted earnings/(loss) per share (dollars)	8	(0.06)	0.91

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2016

	Note	2016	2015
		$	$
Current Assets
Cash and cash equivalents	6	1,400,538	3,150,776
Trade and other receivables		2,764	77,340
Other financial assets		1,114,830	5,580,022
Other assets		4,166	42,937
Current tax assets		-	-
Total current assets		2,522,298	8,851,075

Non-Current Assets
Property, plant and equipment		2,455	-
Investments accounted for using the equity method		3,646,211	3,770,173
Other Assets		-	-
Total non-current assets		3,648,666	3,770,173
Total Assets		6,170,964	12,621,248
Current Liabilities
Trade and other payables	4	104,157	440,013
Short-term provisions	4	1,301,541	5,411,679
Total current liabilities		1,405,698	5,851,692
Non-Current Liabilities
Deferred tax liabilities		-	-
Total non-current liabilities		-	-
Total Liabilities		1,405,698	5,851,692
Net Assets		4,765,266	6,769,556

Equity
Issued capital		523,197	523,197
Reserves		1,204,799	880,544
(Accumulated losses)		3,037,270	5,365,815
Non-controlling Interests		-	-
Total Equity/(Deficiency)		4,765,266	6,769,556

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2016

	Note	2016 $	2015 $
Cash Flows From Operating Activities
Receipts from customers		-	3,840,439
Payments to suppliers and employees		(2,118,132)	(3,461,059)
Interest received		41,347	17,529
Income tax paid		(848)	(5,445)
Net cash generated / (used in) operating activities		(2,077,633)	391,464

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(2,618)	-
Proceeds and deposit from sale of assets		-	28,894,946
Release of performance bond and deposits		-	20,843
Settlement payment of legal dispute		(4,040,886)	-
Amounts released/(placed) on deposit for legal dispute		4,040,886	(5,105,051)
Asset sale retention deposit		332,333	(354,610)
Payments for investment in Associate		-	(3,731,689)
Cash balance from deconsolidated operations		-	(32,648)
Net cash provided from investing activities		329,715	19,691,791

Cash Flows From Financing Activities
Repayments of borrowings		-	(17,730,983)
Net cash provided / (used by) by financing activities		-	(17,730,983)
Net Increase (Decrease) In Cash And Cash Equivalents		(1,747,918)	2,352,272
Cash and cash equivalents at beginning of the financial year		3,150,776	451,953
Effects of exchange rate fluctuations of cash held in foreign currencies		(2,320)	346,551
Cash And Cash Equivalents At End Of Financial Year	6	1,400,538	3,150,776

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2016

1.	Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report are materially the same as those disclosed in the 2015 Annual Finacial Report.

			2016 $	2015 $
	2.	Profit from Ordinary Activities
ASX Append 4E.3		Loss from ordinary activities before income tax includes the following items of revenue and expense:

		Revenue from Operating Activities
		Interest received	41,217	17,907
		Gain on settlement of convertible notes	-	7,245,011
		Sundry Income	743	7,841
			41,960	7,270,759

	3.	Commentary on Results

ASX Append		See above from page 1.
4E.14

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2016

4.	Trade and other payables

CURRENT	2016 $	2015 $
Trade and other payables	104,157	440,013
Short-term provisions	1,301,541	5,411,679
	1,405,698	5,851,692

5.	Retained Earnings/(Accumulated Losses)

		2016 $	2015 $
ASX Append 4E.8	Balance at the beginning of the financial period	5,365,815	(141,617,611)
	Share of net profit of associate accounted for using the equity method	(110,007)	37,510
	Discontinued operations	-	24,132,542
	Discontinued operations - NCI	-	70,338
	Settlement of series 4 con note debt	-	3,648,348
	Share capital reduction via accumulated losses offset	-	110,000,000
	Share based payment reserve cleared	-	4,907,496
	Net Profit (loss) attributable to the members of Mission NewEnergy Ltd	(2,218,538)	4,187,192
	Balance at the end of the financial period	3,037,270	5,365,815

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2016

6.	Notes to the Statement of Cash Flows

ASX Append 4E.5	Reconciliation of Cash	2016 $	2015 $
	For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the balance sheet as follows:
	Cash	1,400,538	3,150,776

	Reconciliation of Profit from Ordinary Activities after Related Income Tax to Net Cash Used in Operating Activities
	Profit / (Loss) after income tax before non-controlling interests	(2,218,538)	4,187,192
	Non cash flows in profit / (loss)
	Depreciation of plant and equipment – continued operations	175	2,874
	Interest accrued	-	870,703
	Gain on the settlement/restructure of Convertible Note	-	(7,245,011)
	Amortisation of Equity portion of Convertible Note	-	944,123
	Provision for employee benefits	9,094	27,883
	Share based payment	-	150,000
	Impairment of receivables and loans	-	672,510
	Net cash provided by / (used in) operating activities before change in assets and liabilities	(2,209,269)	(389,726)

	Change in assets and liabilities
	- (Increase) decrease in receivables	75,730	3,123,545
	- (Increase) decrease in other assets	36,022	(17,268)
	- (Increase) decrease in deferred tax and current tax	-	52
	- Increase (decrease) in creditors and accruals	(325,926)	316,172
	- Foreign Currency Adjustments	345,810	(3,581,046)
		131,636	(158,545)
	Cash generated by discontinued operations	-	939,735
	Cash (used in) operations	(2,077,633)	391,464

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2016

	7.	Details Relating to Dividends (Distributions)

ASX Append 4E.6 ASX Append 4E.14.2		The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.
Source Reference
	8.	Earnings Per Share

	2016 $ per share	2015 $ per Share
Basic earnings/(loss) per share (EPS)	(0.06)	0.91
Diluted earnings/(loss) per share (EPS)	(0.06)	0.91

ASX Append 4E.14.1	Basic Earnings per Share
The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	2016 $	2015 $
Earnings (a)	(2,328,545)	28,357,244

	2016 Number	2015 Number
Weighted average number of ordinary shares (b)	40,870,275	31,253,837

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2016

(a)	Earnings used in the calculation of basic earnings per share reconciles to net profit in the income statement as follows:

	2016 $	2015 $
Operating net profit attributable to the members of Mission NewEnergy Limited	(2,328,545)	28,357,244
Earnings used in the calculation of basic EPS	(2,328,545)	28,357,244

(b)	Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below).

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2016

Source Reference
	9.	Net Tangible Assets Per Security

		2016 $ per share	2015 $ per share
ASX Append 4E.9	Net tangible asset surplus per security	0.12	0.2

	10.	Details of Entities Over which Control Has Been Gained or Lost

ASX Append 4E.10		Refer to note 13 below.

ASX Append 4E.10.1

ASX Append 4E.10.2

ASX Append 4E.10.3

	11.	Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2016.

	12.	Segment Information

ASX Append 4E.14.4		Refer to Attachment 1

13.	Discontinuing Operations

NA

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2016

Source Reference
	14.	Other Significant Information

ASX Append 4E.12		Not applicable

	15.	Information on Audit or Review

ASX Append 4E.15		This preliminary final report is based on accounts to which one of the following applies.
		The accounts have been audited	The accounts have been subject to review
		X The accounts are in the process of being audited or subject to review	The accounts have not yet been audited or reviewed

ASX Append 4E.16		Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.
Not applicable

ASX Append 4E.17		Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

Attachment 1

Segment Report – 2016	Biodiesel Refining	Corporate	Total
	2016 $	2016 $	2016 $
Revenue
Revenue from external customers	-	-	-
Interest received	12,881	28,336	41,217
Other revenue	731	12	743
Total segment revenue	13,612	28,348	41,960
Employee benefits expense	(136,003)	(954,631)	(1,090,634)
Impairment reversal	-	-	-
Depreciation and amortisation	(175)	-	(175)
Finance costs	-	-	-
Other expenses	(867,092)	(301,753)	(1,168,845)
Share of net profit of associate accounted for using the equity method	(110,007)	-	(110,007)
Segment result before tax	(1,099,665)	(1,228,036)	(2,327,701)
Income tax expense			(844)
Net profit / (loss) for the year			(2,328,545)

Non-current Segment assets	3,648,666	-	3,648,666
Total Segment assets	5,069,833	1,101,131	6,170,964
Segment liabilities	(1,114,920)	(290,778)	(1,405,698)
Acquisitions of property, plant and equipment	2,455	-	2,455